As filed with the Securities and Exchange Commission on June 26, 2000
                                                      Registration No. 333-35388
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                         Pre-effective Amendment No. 1
                                  to Form S-3
                                       on
                                    Form S-2

             Registration Statement Under the Securities Act of 1933

  Silicon Gaming, Inc.                     California                      770357939
-------------------------        -------------------------------        ----------------
(Exact Name of Registrant        (State or other jurisdiction of        (I.R.S. Employer
as specified in its charter)     of incorporation or organization)    Identification Number)


             2800 West Bayshore Road, Palo Alto, California 94303 (650) 842-9000
             -------------------------------------------------------------------
                    (Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Registrant's Principal Executive Offices)


                 Andrew S. Pascal                                  Copy to:
         President and Chief Executive Officer               Joseph M. Crabb, Esq.
                SILICON GAMING, INC.                          Joel J. Agena, Esq.
              2800 West Bayshore Road                   SQUIRE, SANDERS & DEMPSEY, LLP
            Palo Alto, California 94303              40 North Central Avenue, 27th Floor
                  (650) 842-9000                           Phoenix, Arizona 85004
 (Name, Address, Including Zip Code, and Telephone              (602) 528-4000
 Number, Including Area Code, of Agent For Service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective Act amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
================================================================================

                        CALCULATION OF REGISTRATION FEE

===========================================================================================
Title of each class                  Proposed maximum   Proposed maximum
 of securities to     Amount to be    offering price       aggregate          Amount of
  be registered      registered (1)   per share unit     offering price    registration fee
-------------------------------------------------------------------------------------------
   Common Stock       235,092,858        $.2969(2)     $ 69,799,069.54(2)     $18,426.95
  $.01 par value
                                                            Total:            $18,426.95
===========================================================================================

(1) Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction. This number represents the number of shares of common stock offered hereby and issuable upon conversion of the Series D and Series E Preferred Stock issued by Silicon Gaming, Inc. as more fully described herein.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the bid and ask price of the common stock as reported on the OTC Bulletin Board, of $.2969 on April 19, 2000.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                   SUBJECT TO COMPLETION, DATED JUNE 26, 2000

                      235,092,858 shares of common stock of

                              SILICON GAMING, INC.

     This prospectus relates to the non-underwritten public offering of 235,092,858 shares of our common stock issuable upon exercise of shares of Series D Convertible Redeemable Preferred Stock and Series E Convertible Redeemable Preferred Stock issued to B III Capital Partners, L.P., a Delaware limited partnership, the selling shareholder.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "SGIC.OB" On June 21, 2000, the last sales price of our common stock as reported on the OTC Bulletin Board was $0.4062.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Neither the Nevada gaming commission, the Nevada state gaming control board, the Mississippi gaming commission, the Colorado limited gaming control commission, the Missouri gaming commission, the New Jersey Casino Control Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the common stock hereby. Any representation to the contrary is unlawful.

    YOU ARE URGED TO CAREFULLY READ THE "RISK FACTORS" COMMENCING ON PAGE 10.

                The date of this prospectus is ________ __, 2000.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is accompanied by a copy of our Form 10-K for the fiscal year ended December 31, 1999, a copy of our Form 10-K/A for the fiscal year ended December 31, 1999, and our latest Form 10-Q for the quarterly period ended March 31, 2000. You should carefully consider the information presented in our Form 10-K, Form 10-K/A, and Form 10-Q, as well as the information presented in this prospectus, including the Risk Factors commencing on Page 10.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference facilities. Our SEC filings are also available to the public free of charge at the SEC's Website at "http://www.sec.gov."

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock of the Company. We incorporate by reference the documents listed below:

     1. Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1999;
     2.   Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
     3.   Current Report on Form 8-K filed February 14, 2000;
     4.   Current Report on Form 8-K filed April 21, 2000; and
     5.   Current Report on Form 8-K filed May 19, 2000.

We will provide you with copies of any of the documents incorporated by reference, at no charge to you, without copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. You may request a copy of these filings by writing or telephoning us at the following address:

     Silicon Gaming, Inc.
     2800 West Bayshore Road
     Palo Alto, CA 94303
     Attn: Investor Relations (650) 842-9000

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. This prospectus shall not constitute an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  THE OFFERING

Securities Offered by the               A total of 235,092,858 shares of common stock are
Selling Shareholders ..............     covered by this prospectus.  These shares are being
                                        offered as follows:

                                        174,285,127 shares issuable upon conversion of
                                        outstanding Series D Preferred Stock held by the
                                        selling shareholder; and

                                        60,807,731 shares issuable upon the
                                        exercise of 60,807.731 shares of
                                        Series E Preferred Stock which are
                                        issuable upon exercise of
                                        outstanding Series E Warrants.

                                        A description of the terms of the
                                        Series D Preferred Stock, Series E
                                        Preferred Stock, and Series E
                                        Warrants is included in this
                                        prospectus under "Description of
                                        Securities".

Common Stock Outstanding as
of June 21, 2000...................     30,978,831


Use of Proceeds ...................     We will not receive any of the proceeds from sales
                                        of the shares of common stock by the selling
                                        shareholders.  We will receive up to $608.71 from the
                                        exercise, if any, of the Series E Warrants.  We will not
                                        receive any proceeds from the conversion of the Series
                                        E Preferred Stock or conversion of the Series D Preferred
                                        Stock.  We will use any proceeds received for working
                                        capital or for our operations.

Risk Factors ......................     The shares of common stock offered hereby
                                        involve a high degree of risk.  See "Risk
                                        Factors" on page 10.

OTC Bulletin Board Symbol..........     "SGIC.OB"

                           FORWARD LOOKING STATEMENTS

     THROUGHOUT THIS PROSPECTUS AND THE OTHER DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS WE MAKE CERTAIN "FORWARD-LOOKING" STATEMENTS. THESE ARE STATEMENTS ABOUT FUTURE EVENTS, RESULTS OF OPERATION, BUSINESS PLANS AND OTHER MATTERS. WE USE WORDS SUCH AS "EXPECT", "ANTICIPATE", "INTEND" OR OTHER SIMILAR WORDS TO IDENTIFY FORWARD LOOKING STATEMENTS. THESE STATEMENTS ARE MADE BASED ON OUR CURRENT KNOWLEDGE AND UNDERSTANDING. HOWEVER, THERE CAN BE NO ASSURANCES AS TO WHETHER OR NOT ACTUAL RESULTS WILL BE CONSISTENT WITH THESE STATEMENTS. WE HAVE NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

                                   THE COMPANY

     We engage in the design, development, production, marketing and sale of interactive, software-based products for the gaming industry. To date we have deployed our product in video-based slot machines that we have designed and developed for use in casinos and other gaming establishments. These machines combine a multimedia gaming platform with the software-based games. We believe our products are more engaging and entertaining than other gaming products currently available and will, as a result, generate increased gaming revenue per device ("win per machine") for the casino operator.

     Our games feature high-quality animation, video clips, digital sound and a level of visual appeal and interactivity that we believe are not met by the current generation of slot machines. To take advantage of these features, our initial products were deployed in a product that featured high resolution video presented across the full surface of a distinctive, large touchscreen display. We are attempting to maximize the entertainment value offered on the video screen by providing multiple levels of achievement within certain games so that, through successful play over a period of time, a player may advance to a bonusing sequence and win additional jackpots. We believe that by utilizing these features and by introducing new game types, it will encourage longer and more frequent periods of play by existing slot machine customers and attract new gaming customers who are seeking greater entertainment value than that offered by the current generation of slot machines. We have also designed our machines with a number of unique player features, such as play stoppage entertainment(TM). In addition, the product's modular components and Machine Management System(TM) software provide easy-to-use diagnostics designed to minimize player inconvenience and machine down time. We currently offer several platforms for our games including Odyssey(TM), a multi-game machine that can play up to six different games on the same machine, Quest, a single-game upright machine, and a traditional slant to machine.

     As of March 31, 2000, we had installed 4,747 machines in approximately 204 properties throughout Connecticut, Iowa, Louisiana, Michigan, Mississippi, Missouri, Nevada, New Mexico, Canada and South America. Of these machines, 4,491 have been sold outright or placed on a revenue-sharing basis. After returns, 256 machines remain installed on a trial basis and the casino operators will be required to purchase the machine outright, participate in our revenue sharing plan or return the machine to us within a defined trial period.

     At March 31, 2000, we had cash and equivalents of $877,000. We have incurred operating losses each year since inception and as of March 31, 2000 had an accumulated deficit of $94,764,000 and a deficiency of shareholders' equity of $9,798,000. Prior to March 1997 we were in the development stage and our primary activities were focussed on product development and software coding. Towards the end of 1996 we began manufacturing slot machines for commercial distribution. We sold our first product in May 1997 following completion of a customer evaluation period. Prior to that time we did not generate any revenue from product sales. We have been required to obtain additional financing each year to be able to fund our ongoing operations. Based on historical levels of cash usage, the above factors raise substantial doubt about our ability to continue as a going concern.

     We spent much of 1999 addressing our poor liquidity position, restructuring our balance sheet, and retaining key personnel. We spent much of the first quarter ending March 31, 2000 implementing and executing the different product and market opportunities we identified in the fourth quarter of 1999, while continuing to address our poor liquidity position and retaining our key personnel. The uncertainty surrounding our future, along with the reductions in the workforce, negatively impacted our ability to retain some senior management and some key employees, especially in our engineering and sales organizations. These factors also negatively impacted our sales performance, especially in the second half of 1999 as we were forced to rebuild our sales organization.

                                  RESTRUCTURING

     In November of 1999, we completed a financial restructuring (the "Restructuring") with the holders of $47.25 million in aggregate principal amount of outstanding 12.5% Senior Discount Noes (the "Senior Discount Notes"). The Senior Discount Notes were held entirely by B III Capital Partners, LP ("B III"). The Senior Discount Notes were previously issued in two separate transactions. On September 30, 1997 we issued $30 million in aggregate principal amount of the Senior Discount Notes to B III pursuant to a Securities Purchase Agreement. On July 8, 1998, we issued $17.25 million in aggregate principal amount of the Senior Discount Notes to B III pursuant to Amendment No. 1 to the Securities Purchase Agreement.

     On July 1, 1999, we announced that we would not make the scheduled July 1, 1999 interest payment on our $47.25 million of outstanding Senior Discount Notes, and that we were in negotiations with B III regarding a consensual restructuring, which would possibly include a conversion of the Senior Discount Notes into equity or other securities. As a result of those negotiations, B III agreed to exchange $39.75 million in aggregate principal amount of the Senior Discount Notes and to amend the terms of the remaining $7.5 million in aggregate principal amount of Senior Discount Notes (the "Amended Notes") in exchange for a substantial portion of equity. In addition B III agreed to waive all accrued interest on the $39.75 million in aggregate principal amount of Senior Discount Notes being exchanged in the Restructuring, and to waive all interest on the Amended Notes that had accrued through July 15, 1999. The amount of interest waived was approximately $7.6 million. The Senior Discount Notes represented a substantial portion of the Company's outstanding long-term debt obligations. The board of directors believed that the exchange of the $39.75 million of Senior Discount Notes for equity would greatly enhance the financial viability of the company by reducing our overall debt service obligations.

     In connection with the Restructuring we: (1) issued 39,750 shares of Series D Preferred Stock as well as the Series E Warrant to purchase 60,807.731 shares of Series E Preferred Stock to B III in exchange for the cancellation of $39.75 million in aggregate principal amount of the Senior Discount Notes and interest accrued thereon; (2) amended the terms and provisions of the $7.5 million of Senior Discount Notes that remained outstanding; (3) adopted the Silicon Gaming, Inc. 1999 Long-Term Compensation Plan pursuant to which up to 116,190,084 shares of common stock and options to purchase common stock may be issued to management and employees; and (4) issued $2 million in aggregate principal amount of 13% Senior Secured Notes (the "New Notes") to B III in consideration for $2 million in immediately available funds.

     Also as a part of the Restructuring, the number of members of the board of directors was reduced to three. Mr. William Hart, Mr. Kevin R. Harvey and Mr. Thomas J. Volpe resigned as members of the board of directors effective November 24, 1999, and Mr. Stanford Springel and Mr. Robert Reis became members of the board of directors. Mr. Andrew Pascal remained a member of the board of directors.

     As a part of the Restructuring, we are currently conducting an exchange offer whereby participating shareholders may exchange each share of common stock held for a unit consisting of one share of common stock and a warrant (an

"Exchange Warrant") to purchase 3.59662 shares of common stock. We anticipate issuing up to 15,321,341 Exchange Warrants which would be exercisable in the aggregate for 55,105,041 shares of common stock. Currently, the exchange offer is scheduled to terminate on June 30, 2000, unless extended.

                   EFFECT OF RESTRUCTURING AND EXCHANGE OFFER
                       ON CAPITAL STRUCTURE OF THE COMPANY

     As a result of the Restructuring, the capital structure of the Company changed dramatically. Prior to the Restructuring, existing shareholders of common stock held approximately 95% of the outstanding equity of the Company. The remaining 5% was held by the holders of our Series B1 Preferred Stock. (See Table 1 below). As a part of the Restructuring, the holders of the Series B1 Preferred Stock converted their stock into shares of common stock. The material changes in the capital structure as a result of the Restructuring and the exchange offer include:

     * Conversion of the Series B1 Preferred Stock in to 741,105 shares of common stock;

     * Issuance of 39,750 shares of Series D Preferred Stock which is convertible into 174,285,127 shares of common stock;

     * Issuance of the Series E Warrant, which is exercisable for up to 60,807.731 shares of Series E Preferred Stock, which are convertible into 60,807,731 shares of common stock;

     * Adoption of the 1999 Long Term Compensation Plan, under which up to 116,190,084 shares of common stock, or options to purchase shares of common stock, may be issued to directors, officers and employees of the Company; and

     * Issuance of up to 15,321,341 Exchange Warrants, which are exercisable for up to 55,105,041 shares of common stock.

     If all of the shares of Series D Preferred Stock were converted, and all of the shares of common stock and options to purchase shares of common stock under the 1999 Long-Term Compensation Plan were issued, the percentage interest of total outstanding shares of common stock held by existing shareholders immediately prior to the Restructuring, on a fully-diluted basis, would be reduced from 100% to approximately 5%. As of the closing of the Restructuring, the Series D Preferred Stock constituted approximately 57% of the equity of the Company, and the 1999 Long-Term Compensation Plan accounted for approximately 38% of the equity of the Company. (See Table 2 below).

     While there are 30,978,831 shares of common stock outstanding, two officers of the Company, who were issued in the aggregate 15,657,490 shares of common stock under the 1999 Long-Term Compensation Plan, have voluntarily agreed as part of the Restructuring not to tender those shares in the exchange offer. Therefore, if every shareholder participates in the exchange offer the Company could issue up to 15,321,341 Exchange Warrants. Each Exchange Warrant is exercisable for 3.59662 shares of common stock. If all Exchange Warrants were issued, and all Exchange Warrants were exercised, the Company would issue up to 55,105,041 shares of common stock to the holders of the Exchange Warrants.

     The Series E Warrant was issued to B III as a part of the Restructuring to allow B III to recapture some of the dilution to the equity interest represented by the Series D Preferred Stock resulting from the actual exercise of Exchange Warrants. As stated above, the Series D Preferred Stock represents approximately 57% of the equity of the Company as of the closing of the Restructuring. If all of the Exchange Warrants were exercised, that percentage would drop to approximately 48.3%. If the Series E Warrant is exercised the total equity interest represented by the Series D Preferred Stock and the Series E Preferred Stock together would equal approximately 55.7%. The Series E Warrant does not provide a complete recapture of dilution from the exercise of the Exchange Warrants.

     The Series E Warrants are not automatically exercisable. The Series E Warrants become exercisable only to the extent that Exchange Warrants are actually exercised. If all of the Exchange Warrants are actually exercised, the Series E Warrant becomes exercisable in its entirety. The Series E Warrant may be exercised for up to 60,807.731 shares of Series E Preferred Stock at an exercise price of $0.01 per share. The Series E Preferred Stock may be converted into shares of common stock at a rate of 1,000 shares of common stock per share of Series E Preferred Stock. If the Series E Warrant is exercised in its entirely, (i) the percentage equity interest of the Company represented by the Exchange Warrants is diluted from approximately 15% to approximately 13%, (ii) the equity interest represented by the Series D Preferred Stock is diluted from approximately 57% to approximately 48.3%, (iii) the equity interest represented by the Series E Preferred Stock is approximately 14.4%, and (iv) the equity interest represented by the 1999 Long Term Compensation Plan is diluted from approximately 38% to approximately 27.6% (See Table 4 below).

                                     TABLE 1

     The following tables illustrate the potential effect of the Restructuring and the exchange offer on the capital structure of the Company. To better illustrate the percentage equity interests represented by the various securities issued in the Restructuring, the 15,657,490 shares of common stock issued to two of our officers under the 1999 Long Term Compensation Plan are not included under the number of "Issued and Outstanding Common Stock" set forth in the tables below, rather, they are included in the aggregate number of shares of common stock available under the 1999 Long Term Compensation Plan.

     Table 1 illustrates the capital structure of the Company prior to the Restructuring.

        DESCRIPTION                                SHARES         PERCENT
        -----------                                ------         -------
Issued and Outstanding Common Stock              14,580,236          95
Series B 1 Preferred Stock, as converted            741,105           5
                                                 ----------         ---
     TOTAL                                       15,321,341         100
                                                 ==========         ===

                                     TABLE 2

     As a part of the Restructuring we issued 39,750 shares of Series D Preferred Stock and approved and adopted the 1999 Long Term Compensation Plan. In addition, the holders of the Series B1 Preferred Stock converted their shares into 741,105 shares of common stock. Table 2 illustrates the capital structure of the Company after the conversion of the Series B1 Preferred Stock and if all of the outstanding shares of Series D Preferred Stock were converted into shares of common stock and all of the shares of common stock available under the 1999 Long Term Compensation Plan were issued:

        DESCRIPTION                                SHARES         PERCENT
        -----------                                ------         -------
Issued and Outstanding Common Stock               15,321,341          5
1999 Long Term Compensation Plan                 116,189,084         38
Series D Preferred Stock, as converted           174,285,127         57
                                                 -----------        ---
     TOTAL                                       305,796,552        100
                                                 ===========        ===

                                     TABLE 3

         As a part of the Restructuring, the Company is conducting the exchange offer. Under the exchange offer, we anticipate issuing up to 15,321,341 Exchange Warrants. Each of the Exchange Warrants is exercisable for 3.59662 shares of common stock. The table below illustrates the effect of the conversion of the Series D Preferred Stock, the issuance of all shares of stock available under the 1999 Long Term Compensation Plan, and the exercise of the Exchange Warrants:

        DESCRIPTION                                SHARES         PERCENT
        -----------                                ------         -------
Issued and Outstanding Common Stock              15,321,341         4.2
Exercise of Exchange Warrants                    55,105,041        15.3
1999 Long Term Compensation Plan                116,190,084        32.2
Series D Preferred Stock, as converted          174,285,127        48.3
                                                -----------       -----
     TOTAL                                      360,901,593       100.0
                                                ===========       =====

                                     TABLE 4

     We issued the Series E Warrant to B III to minimize the impact of the exchange offer on the percentage interest in equity held by B III in the Series D Preferred Stock. The Series E Warrant is exercisable only if, as and when the Exchange Warrants issued in the exchange offer are actually exercised. For example, if all of the Exchange Warrants were issued, but none were ever exercised prior to their termination, the Series E Warrant would never become exercisable. If, on the other hand, all of the Exchange Warrants were issued and all of the Exchange Warrants were exercised, the Series E Warrant would be exercisable for 60,807.731 shares of Series E Preferred Stock. Each share of Series E Preferred Stock is convertible into 1000 shares of common stock. (See "Description of Securities - Series E Warrant" and "Description of Securities - Exchange Warrants").

     As set forth in Table 2 above, the 39,750 shares of Series D Preferred Stock are convertible into 174,285,127 shares of common stock. Prior to the exchange offer, the Series D Preferred Stock constituted approximately 57% of the equity of the Company. As shown in Table 3 above, if all of the Exchange Warrants were exercised the percentage interest represented by the Series D Preferred Stock (174,285,127 shares of common stock) would be approximately 48.3%. Table 4 illustrates the effect of the exercise of the Series E Warrant and the conversion of the shares of Series E Preferred Stock into shares of common stock.

        DESCRIPTION                                SHARES         PERCENT
        -----------                                ------         -------
Issued and Outstanding Common Stock              15,321,341         3.6
Exercise of Exchange Warrants                    55,105,041        13.1
1999 Long Term Compensation Plan                116,190,084        27.6
Series D Preferred Stock, as converted          174,285,127        41.3
Series E Preferred Stock, as converted           60,807,731        14.4
                                                -----------       -----
     TOTAL                                      421,709,234       100.0
                                                ===========       =====

     As a result of the exercise of the Series E Warrant the percentage equity interest of the Company represented by the Series E Preferred Stock and the Series D Preferred Stock combined would be approximately 55.7% rather than the

57% equity interest represented by the Series D Preferred Stock prior to the exchange offer.

     Without the exchange offer, the percentage equity interest of the Company held by existing shareholders would have remained as reduced from approximately 100% to approximately 5%. If all shareholders participate in the exchange offer, and all Exchange Warrants are exercised, the percentage equity interest held by existing shareholders could increase from approximately 5% to approximately 16.6%. While the exercise of Exchange Warrants triggers the exercisability of the Series E Warrant, and the exercise of the Series E Warrant and eventual conversion of the Series E Preferred Stock into common stock would dilute the equity interest held by existing shareholders, the net effect of the exercise of Exchange Warrants is an overall increase in the percentage equity interest held by existing shareholders. We are conducting this exchange offer as a means of allowing shareholders the opportunity to recapture some of the dilution that has resulted from the Restructuring. (SEE, ALSO, the Consolidated Pro Forma Balance Sheet, and notes to the Pro Forma Financial Statements, commencing on page 30)

     Silicon Gaming, Inc. was incorporated in California on July 27, 1993. Our principal offices are located at 2800 West Bayshore Road, Palo Alto, California 94303. We also maintain sales and support offices in Las Vegas and Reno, Nevada, and in Gulfport, Mississippi, and a manufacturing facility in Las Vegas, Nevada. Our telephone number is (650) 842-9000. You may also visit our website at www.silicongaming.com.

                                  RISK FACTORS

     THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

WE MIGHT BE UNABLE TO CONTINUE OPERATING AS A GOING CONCERN.

     Our recurring losses from operations and shareholders' deficiency raise substantial doubt as to our ability to continue as a going concern. We may incur losses for the foreseeable future due to the significant costs associated with the development, manufacturing and marketing of our products and due to the continued research and development activities that will be necessary to further refine our technology and products and to develop products with additional applications.

WE HAVE NEVER MADE A PROFIT AND MIGHT NEVER BECOME PROFITABLE.

     Since our inception on July 27, 1993, we have never made a profit. For the fiscal years ended December 31, 1996, 1997, 1998 and 1999 our net loss was $13,634,000, $22,986,000, $37,670,000, and $11,765,000 respectively. The significant decrease in net loss for the year ended December 31, 1999 was due to a $12.3 million extraordinary gain recorded on the cancellation of debt in conjunction with the financial Restructuring in November 1999 as well as efforts to reduce the operating expenses in early 1999. As of March 31, 2000 we had an accumulated deficit of $94,764,000 and a deficiency of shareholders' equity of $9,798,000. There can be no assurance that we will ever become profitable.

THE CONVERSION OF SHARES OF SERIES D PREFERRED STOCK, SERIES E PREFERRED STOCK, THE ISSUANCE OF SHARES OF COMMON STOCK UNDER THE 1999 LONG TERM COMPENSATION PLAN, AND EXERCISE OF EXCHANGE WARRANTS COULD RESULT IN SUBSTANTIAL DILUTION TO HOLDERS OF SHARES OF COMMON STOCk.

     There are 39,750 shares of Series D Preferred Stock outstanding that are convertible into 174,285,127 shares of common stock, at no additional consideration to the company. In addition, we are conducting an exchange offer that is scheduled to expire on June 30, 2000, unless extended, in which we might issue up to 15,321,341 warrants to purchase, in the aggregate, up to 55,105,041 shares of common stock at an exercise price of $.1528 per share. If all of these Exchange Warrants were issued in the exchange offer and were then exercised, the Series E Warrant we issued to B III Capital Partners, LP as part of the Restructuring would be exercisable for 60,807.731 shares of Series E Preferred Stock for an aggregate exercise price of $608.07. The 60,807.731 shares of Series E Preferred Stock would be convertible into 60,807,731 shares of common stock at no additional consideration to the company. Under the Long Term Compensation Plan, we have issued 15,657,490 shares of restricted common stock, and issued options to purchase 85,090,492 shares of common stock. We may issue up to 15,442,102 additional shares of common stock or options to purchase shares of common stock under that plan. The issuance of shares of common stock upon conversion of the Series D Preferred Stock and the Series E Preferred Stock could result in substantial dilution to existing shareholders. The issuance of shares of common stock upon the exercise of Exchange Warrants could result in substantial dilution to existing shareholders. In addition, the sale of shares of common stock, or the issuance of shares of common stock upon exercise of options granted under the 1999 Long Term Compensation Plan, could result in substantial dilution to existing shareholders.

THE TRADING MARKET FOR OUR SHARES OF COMMON STOCK IS LIMITED AND IS EXTREMELY VOLATILE.

     Our shares of common stock are traded on the OTC Bulletin Board ("OTCBB"). As of May 24, 2000 the OTCBB reports that there are 12 active market makers of our common stock. Six of the twelve market makers have accounted for approximately 87% of the trading in our common stock year to date. In order to trade shares of our common stock you must use one of these 12 market makers, unless you trade your shares in a private transaction. The average daily trading volume, as reported by the OTCBB as of May 24, 2000 was 72,727 shares. However, in the 120 days prior to May 24, 2000 the actual trading volume ranged from a low of 1,300 shares of common stock to a high of 418,800 shares of common stock. This low trading volume means there is limited liquidity in our shares of common stock. These factors result in a limited trading market for our common stock. In addition, the price of our common stock as traded on the OTCBB is extremely volatile. During the 120 days prior to May 24, 2000, the percentage difference between the daily low and high price of our common stock as traded on the OTCBB ranged from a low of 0% to a high of 166%, and routinely varied by 25% or more. The variances in our share price occurring on a daily basis make it extremely difficult to forecast with any certainty the price at which you might be able to buy or sell your shares of our common stock

OUR SHARES ARE CONSIDERED "PENNY STOCK" AND PURCHASES OF OUR COMMON STOCK ARE SUBJECT TO REGULATION UNDER THE SECURITIES ACT OF 1934.

     Our securities were delisted from Nasdaq in February of 1999 and are currently subject to the "penny stock" Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors". The SEC has adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require substantial additional disclosure obligations.

THE SERIES D AND SERIES E PREFERRED STOCK CONTAIN RESTRICTIVE COVENANTS THAT LIMIT OUR ABILITY TO TAKE CERTAIN ACTIONS INCLUDING PAYING DIVIDENDS OR EFFECTING A CHANGE OF CONTROL.

     So long as at least 100 shares of Series D Preferred Stock or Series E Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of each of the Series D Preferred Stock and Series E Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to, or pari passu with, the Series D Preferred Stock, the Series E Preferred Stock, the outstanding Senior Discount Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction that would constitute or have the effect of a change of control.

These restrictions limit our ability to obtain additional financing and could delay, defer, or prevent a change in control.

UNDER THE RESTRUCTURING AGREEMENT WE ENTERED INTO WITH B III CAPITAL PARTNERS LP, WE MAY BE REQUIRED TO DISCONTINUE CONDUCTING BUSINESS IN JURISDICTIONS IN WHICH B III IS REQUIRED TO COMPLY WITH GAMING RULES AND REGULATIONS BUT ELECTS NOT TO SO COMPLY.

     The Restructuring Agreement, dated November 24, 1999, by and between us and B III, contains a provision that grants B III the right to require us to discontinue conducting business in certain jurisdictions. Under that provision, if B III is required to apply for a gaming approval, which includes licensure, qualification, or a finding of suitability, B III may request that we withdraw from that jurisdiction and not sell our products or otherwise conduct business in that jurisdiction in any manner that would require B III to be required to apply for a gaming approval in that jurisdiction. If this were to happen, under the terms of the restructuring agreement, we have agreed that we will not seek any remedy against B III for its failure or refusal to apply for a gaming approval. This same provision could also limit our ability to enter into new markets in which B III would be required to obtain a gaming approval, but elects not to. The withdrawal from any jurisdiction in which we currently conduct business and our inability to enter new markets could have a material adverse affect on our business and financial condition.

THE SERIES D AND SERIES E PREFERRED STOCK HAVE A LIQUIDATION PREFERENCE TO THE COMMON STOCK.

     In connection with the restructuring, we issued 39,750 shares of Series D Preferred Stock, and a warrant to purchase 60,807.731 shares of Series E Preferred Stock. In the event of bankruptcy, liquidation or reorganization of the company or certain other events, our assets will be available to redeem the Series D Preferred Stock and Series E Preferred Stock prior to any payment to holders of common stock, and there might not be sufficient assets remaining to pay any amounts to such holders of common stock.

THE RESTRUCTURING HAS GENERATED CONCERN AMONG OUR CUSTOMERS AND SUPPLIERS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     Public disclosure of the fact that we were negotiating with B III to restructure our outstanding obligations because we would not be able to make our interest obligations on our outstanding Senior Discount Notes as of July 1999, caused concern among our suppliers and purchasers of our products. We believe this concern has caused some potential customers to delay or decide against purchasing our products, and for existing clients to delay or decide against purchasing additional products, because they believe we may not be in business in the near term to provide them with assistance and support services for our products. We believe this has adversely affected our business and financial condition. There can be no assurance that the Restructuring has minimized or in any way ameliorated the concerns of our suppliers and purchasers.

WE MIGHT NOT BE ABLE TO FUND OUR CAPITAL REQUIREMENTS BEYOND THE FISCAL YEAR
2000.

     We believe that our cash and cash equivalents and short-term investments will be sufficient to fund our capital and operating requirements through the end of fiscal year 2000. However, we may be required to seek additional financing following such time. There can be no assurance that we will be able to obtain such financing, or that, if we are able to obtain such financing, we will be able to do so on satisfactory terms or on a timely basis. If we raise additional funds through the issuance of equity, convertible debt or similar securities, shareholders may experience substantial dilution, and such securities may have rights or preferences senior to those of common stock. In addition, we must first obtain the prior written consent of B III in order to issue additional securities, which consent they may withhold at their sole discretion. (See "Description of Securities"). Moreover, if adequate funds are not available to satisfy our short-term or long-term capital requirements, we may be required to limit or discontinue our revenue sharing plan, scale back our product roll-out, or limit our operations significantly. Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can continue to introduce our products, the market acceptance and competitive position of our products, the extent to which the customers choose the revenue participation plan, the response of competitors to the products and our ability to satisfy the corporate licensing and product licensing requirements in various jurisdictions.

WE MAY NOT DECLARE DIVIDENDS WITHOUT THE PRIOR WRITTEN CONSENT OF B III.

     Under the terms and provisions of Amendment No. 2 to the Securities Purchase Agreement dated September 30, 1997, by and between us and B III Capital Partners, LP ("B III"), and the terms and provisions of the Securities Purchase Agreement dated November 24, 1999, by and between us and B III, we may not declare dividends on the common stock without the prior written consent of B III.

OUR CURRENT CAPITALIZATION COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

     On February 7, 2000 we filed a Certificate of Amendment to our Articles of Incorporation increasing the authorized number of shares of common stock from 50,000,000 to 750,000,000. As a result of the amendment, we have approximately 321,699,111 shares of authorized but unissued and unreserved shares of common stock. In addition, we have approximately 6,783,915.3 authorized but unissued and unreserved shares of preferred stock. Authorized but unissued common stock may be issued for such consideration as the board of directors determines to be adequate. Issuance of common stock could have a dilutive effect on certain shareholders. Shareholders may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the national securities exchange on which the common stock is then trading, if any, and the judgment of the board of directors. Shareholders have no preemptive rights to subscribe for newly issued shares of our capital stock. Having a substantial number of authorized and unreserved shares of common stock and preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Management could use the additional shares to resist a takeover effort even if the terms of the takeover offer are favored by a majority of the independent shareholders. This could delay, defer, or prevent a change in control.

WE MIGHT NOT BE ABLE TO SUCCESSFULLY CHALLENGE OUR COMPETITORS IN THE GAMING MACHINE INDUSTRY.

     The gaming machine industry is characterized by intense competition that is based on, among other things, a device's ability to generate win per machine through product appeal to players, and knowledge of customer requirements such as ease of use, quality of service, support and training, distribution, name recognition and price. In recent years, the gaming machine market has been dominated by International Game Technology ("IGT"). Because of its extensive market presence, distribution capacity, player acceptance and financial, technological and other resources, IGT represents formidable competition. Several other companies, including Bally Gaming International, Inc., are established in, or are seeking to enter, the gaming machine business. Companies in historically unrelated industries, such as Sega Enterprises Ltd., have technological resources that could offer them a competitive advantage in developing multimedia-based gaming machines. In general, our existing competitors, as well as many potential new competitors, might have significantly greater financial and technical resources, as well as more established customer bases and distribution channels, any of which could afford them a competitive advantage in developing multimedia-based gaming machines. Any success we might have may benefit existing competitors and induce new competitors to enter the market. In the face of such competition, there can be no assurance that we will be a successful competitor in the gaming machine industry.

WE COULD LOSE KEY PERSONNEL TO COMPETITORS OR OTHER INDUSTRIES WHICH COULD DRAMATICALLY IMPACT OUR ABILITY TO CONTINUE OPERATIONS.

     Our success depends to a great extent on the management efforts of our officers and other key personnel and on our ability to attract new key personnel and retain existing key personnel. In particular, we depend on our officers who are currently qualified, licensed or found suitable in the gaming jurisdictions in which we operate, and our software engineers, programmers and designers who create, maintain and service our products. Competition is intense for highly skilled product development employees in particular. There can be no assurance that we will be successful in attracting and retaining such personnel or that we can avoid increased costs in order to do so. We are also faced with the possibility of losing key employees because of a perceived lack of job security. Our officers and key employees are not bound by noncompetition agreements that extend beyond their employment with us, and there can be no assurance that employees will not leave or compete against us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on operating results and financial condition. We currently maintain a "key-man" life insurance policy in the amount of $3 million on the life of Andrew S. Pascal, the President and Chief Executive Officer of Silicon Gaming, Inc.

WE FACE LITIGATION AND LIMITED PROTECTION PROBLEMS WITH THE PROPRIETARY INTELLECTUAL PROPERTY WE RELY ON FOR OUR PRODUCTS.

     We regard our products as proprietary and rely primarily on a combination of patent, trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. Defense of intellectual property rights can be difficult and costly, and there can be no assurance that we will be able effectively to protect our technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing games having appearance and functionality that closely resemble our games. At present, our principal proprietary technology consists of our game authentication algorithm, which is designed to prevent tampering with the game software that is resident in our products, and our random number generator algorithm, which determines the outcome of each gaming proposition. While we believe that these algorithms are unique at present, there can be no assurance that a competitor will not succeed in developing an authentication algorithm or a random number generator algorithm that performs as well as, or better than, ours. Moreover, although we applied for and received certain patents and trademarks, there can be no assurance that such patents and trademarks will not be successfully challenged in future litigation.

     As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. We have already faced claims of infringement and have also instituted proceedings against others we believed were infringing on our intellectual property rights. For example, in March 2000 we were served papers in connection with a patent infringement lawsuit filed against it and one other slot machine manufacturer by IGT. IGT is alleging infringement of a patent issued to IGT in September 1999 entitled "Game Machine and Method Using Touch Screen". We are presently unable to determine the financial impact, if any, of this litigation. Any present or future claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on our business and financial condition. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on our business, operating results and financial condition.

THE TECHNOLOGY WE USE IN OUR PRODUCTS IS CHANGING RAPIDLY AND WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF THESE CHANGES.

     Our products utilize hardware components that have been developed primarily for the personal computer and multimedia industries. These industries are characterized by rapid technological change and product enhancements. Our ability to remain competitive and retain any technological lead may depend in part upon our ability to continually develop new slot machine games that take full advantage of the technological possibilities of state-of-the-art hardware. Should any of our current or potential competitors succeed in developing a competing software-based gaming platform, that competitor could be in a position to outperform us in our ability to exploit developments in microprocessor, video or other multimedia technology. The emergence of a suite of slot machine games that is superior to ours in any respect could substantially diminish product sales and thereby have a material adverse effect on our operating results and financial condition.

THE SLOWING TREND IN OPENING NEW CASINOS AND NEW GAMING OPPORTUNITIES COULD ADVERSELY AFFECT OUR BUSINESS.

     Growth in demand for slot machines historically has been driven by the opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized. However, in recent years, the legalization of gaming in new jurisdictions has been significantly reduced; therefore, demand based on new openings will be largely limited to new projects in existing markets. There can be no assurance that the slot machine industry will sustain the rate of growth that occurred in the first half of the 1990s.

WE ARE SUBJECT TO NUMEROUS GAMING AND LICENSING CONTROL REGULATIONS AND UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW, YOU, AS A SHAREHOLDER, MAY BE SUBJECT TO QUALIFICATION OR LICENSING IF YOU HOLD VOTING STOCK OF SILICON GAMING.

     In most jurisdictions, any beneficial owner of our common stock is subject, at the discretion of the gaming regulatory authorities of those jurisdictions in which we operate or seek to operate, to being required to file applications with gaming regulatory authorities, be investigated and found suitable or qualified as such. In addition, shareholders whose holdings of common stock exceed certain designated percentages are subject to certain reporting and qualification requirements imposed by state and federal gaming regulators and, any shareholder, if found to be unsuitable, may be required to dispose of its holdings of common stock. (SEE ALSO, "Gaming Regulations and Licensing")

                               GAMING REGULATIONS

     The gaming industry is highly regulated and ownership interests in gaming companies is strictly monitored.

     NEVADA REGULATORY MATTERS. The Company must obtain a registration, license, approval or finding of suitability, and equipment approval in all jurisdictions before it can offer gaming devices for sale to licensed gaming operations within those jurisdictions. The licensing process usually involves the licensing or approval of certain officers, directors, and shareholders of the corporation, and approval of the specific product that the Company wants to offer for sale. On June 19, 1996 the Nevada Commission registered Silicon Gaming as a publicly traded corporation and licensed Silicon Gaming-Nevada ("Silicon Gaming-Nevada"), a wholly-owned subsidiary of Silicon Gaming, as a manufacturer, distributor and operator of a slot machine route. The Company's initial public offering was also approved by the Nevada Commission on June 19, 1996. On March 20, 1997, the Nevada Commission granted final approval of the Company's product for sale to licensed casinos in Nevada.

     The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, the manufacture and distribution of associated equipment for use in Nevada, and the ownership and operation of slot machine routes in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and
(ii) various local ordinances and regulations. Such activities are subject to the licensing and regulatory control of the Nevada Commission, the Nevada Board, and various local, city and county regulatory agencies (collectively referred to as the "Nevada Gaming Authorities").

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, or manufacturing or distribution of gaming devices at any time or in any capacity; (ii) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (iii) the establishment and maintenance of responsible accounting practices and procedures; (iv) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
(v) the prevention of cheating and fraudulent practices; and (vi) the provision of a source of state and local revenue through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company's operations.

     Gaming approvals require the periodic payment of fees and taxes which are not transferable. As a Registered Corporation, the Company is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a shareholder of, or receive any profit from Silicon Gaming-Nevada without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and Silicon Gaming-Nevada have applied for, and in some cases received, the various registrations, approvals, permits and licenses in order to engage in manufacturing, distribution and slot route activities in Nevada.

     All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed or sold by licensed distributors. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada Commission before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada Board, a field trial and a determination as to whether the gaming device meets strict technical standards that are set forth in the regulations of the Nevada Commission. Associated equipment must be administratively approved by the Chairman of the Nevada Board before it is distributed for use in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation or its subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company and Silicon Gaming-Nevada are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Silicon Gaming or Silicon Gaming-Nevada, the Company would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or Silicon Gaming-Nevada to terminate the employment of any person who refuses to file appropriate applications. Determination of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     The Company and Silicon Gaming-Nevada will be required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company will be required to be reported to or approved by the Nevada Commission.

     If it were determined that the Nevada Act was violated by the Company or Silicon Gaming-Nevada, the registration and gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, Silicon Gaming-Nevada and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Limitation, conditioning or suspension of any gaming license could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

     Any beneficial holder of a Registered Corporation's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability determined as a beneficial holder of the Registered Corporation's voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10% but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by shareholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any shareholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with the Company or Silicon Gaming-Nevada, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or
(iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of those voting securities for cash at fair market value.

     The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

     The Company will be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. Failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company will also be required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the stock certificates of the Company to bear a legend indicating that the securities are subject to the Nevada Act. However, the Nevada Commission has not imposed such a requirement on the Company to date, but it is unknown whether the Nevada Commission will impose such a requirement on the Company in the future.

     As a Registered Corporation, the Company may not make a public offering of its securities, such as an initial public offering or follow-on offering, without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Approval of a public offering, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the disclosure materials used in the offering or the investment merits of the securities offered. Any representation to the contrary is unlawful.

     Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's shareholders for the purposes of acquiring control of the Registered Corporation.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which gaming operations are to be conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenue received; or (ii) the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of licenses as a manufacturer, distributor and operator of a slot machine route.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the state of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

     In the future, Silicon Gaming intends to seek the necessary registrations, licenses, approvals, and findings of suitability for the Company, its product and its personnel in other jurisdictions throughout the world. However, there can be no assurances that such registrations, licenses, approvals or findings of suitability will be obtained. Many other jurisdictions in which the Company wishes to do business require various licenses, permits, and approvals in connection with the manufacture and distribution of gaming devices, typically involving restrictions similar in most respects to those of Nevada.

     NEW JERSEY REGULATORY MATTERS. Casino gaming in New Jersey, including the manufacture, distribution and operation of gaming devices, is subject to strict regulation by the New Jersey Casino Control Commission (the "New Jersey Commission") pursuant to the New Jersey Casino Control Act and the regulations of the New Jersey Commission promulgated thereunder (collectively, the "New Jersey Act"). The New Jersey Commission is authorized to decide all applications for licensure or other approvals and to promulgate regulations. The New Jersey Act also established the New Jersey Division of Gaming Enforcement (the "New Jersey Division"), which is responsible for investigating all applications for licensure or approval and for prosecuting violations of the New Jersey Act.

     Under the New Jersey Act, a company must be licensed as a gaming related casino service industry ("CSI") in order to manufacture or distribute gaming devices to New Jersey casinos. In April of 1998, the Company and its wholly-owned subsidiary, Silicon Gaming-New Jersey, Inc. ("Silicon Gaming-NJ"), were licensed as casino services industries. The licenses expire April 30, 2000. The Company and Silicon Gaming-NJ have filed for renewal of their CSI licenses. The Renewal applications consisted of extensive disclosure forms by the Company, Silicon Gaming-NJ, and certain of their officers, directors, principal employees and security holders. Once a CSI license renewal application is accepted for filing by the New Jersey Commission, the applicant may continue to do business with New Jersey casinos while the renewal application is pending.

     A CSI license is renewed for a four year period upon satisfaction of the same standards applicable to the initial issuance of a CSI license. The New Jersey Commission may impose conditions on the issuance of a license. In addition, the New Jersey Commission has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy the licensure requirements.

     The New Jersey Commission has broad discretion regarding the issuance, renewal, suspension or revocation of CSI licenses. In order to obtain their initial CSI license the Company and Silicon Gaming-NJ demonstrated to the New Jersey Commission by clear and convincing evidence that they, any five percent or greater security holders, certain officers, directors, and principal employees, and anyone else whom the New Jersey Commission deems appropriate in its discretion, possess good character, honesty and integrity. In order to renew their CSI license, the Company and Silicon Gaming-NJ must meet the same standard as for an initial CSI license. If a person who is required to be found qualified is found unqualified by the New Jersey Commission, the license renewal applications of the Company and Silicon Gaming-NJ may be denied.

     With respect to security holders, the New Jersey Commission may waive the qualification requirement for "institutional investors," as defined in the New Jersey Act, of the Company in the absence of a prima facie showing by the Director of the New Jersey Division that there is any cause to believe that the institutional investor may be unqualified, if the institutional investor holds less than ten percent of the outstanding securities, provided the securities were acquired for investment purposes only and the holder has no intention of influencing the affairs of the Company, other than voting its securities. The New Jersey Act defines an "institutional investor" as (i) any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees, (ii) an investment company registered under the Investment Company Act of 1940, (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust, (v) a chartered or licensed life insurance company or property and casualty insurance company, (vi) banking or other licensed or chartered lending institutions, (vii) an investment advisor registered under the Investment Advisors Act of 1940, or (viii) such other persons as the New Jersey Commission may determine for reasons consistent with the policies of the New Jersey Act.

     The renewal applications of the Company and Silicon Gaming-NJ will be investigated by the New Jersey Division. During the course of the investigation, the Company and Silicon Gaming-NJ are required to provide additional information to the New Jersey Division. At the conclusion of the renewal investigation, the New Jersey Division will file a report with the New Jersey Commission stating its position on the license renewal applications. After receipt of the report of the New Jersey Division, the New Jersey Commission will make a determination on the license renewal applications. No assurances can be given as to the timing of completion of the renewal investigation by the New Jersey Division or consideration of the renewal applications by the New Jersey Commission.

     In addition, gaming devices manufactured or distributed by the Company or Silicon Gaming-NJ must be approved by the New Jersey Commission based on, at a minimum, their quality, design, integrity, fairness, honesty and suitability in order to be used in New Jersey casinos. The approval process includes the submission of a model of the gaming device and relevant documentation to the New Jersey Division for testing, examination and analysis. Only a licensed CSI or an applicant for CSI licensure can submit a gaming device for approval. All costs of such testing, examination and analysis are borne by the Company. Prior to deciding to approve a particular model of gaming device, the New Jersey Commission may require a test of up to 60 days of the gaming device in a licensed casino. During the test period, the manufacturer or distributor of the gaming device shall not be entitled to receive revenue of any kind whatsoever. Once a gaming device is approved by the New Jersey Commission, all gaming devices of that model placed in operation in licensed casinos shall operate in conformity with the model approved by the New Jersey Commission. Any changes in the design, function or operation of an approved gaming device are subject to prior approval by the New Jersey Commission, after testing by the New Jersey Division.

     MISSISSIPPI REGULATORY MATTERS. The manufacture, sale and distribution of gaming devices for use or play in Mississippi are subject to the Mississippi Gaming Control Act, Miss. Code Ann.ss.75-76-1 et. seq., and the regulations promulgated thereunder (collectively, the "Mississippi Act"). Such activities are subject to the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission") and the Mississippi State Tax Commission. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act and regulations promulgated thereunder.

     On July 18, 1996 the Company was registered by the Mississippi Commission as a publicly traded corporation (a "Registered Corporation") and the holding company of Silicon Gaming-Mississippi, Inc. ("Silicon Gaming - Mississippi"). Also on July 18, 1996, Silicon Gaming - Mississippi was licensed as a manufacturer and distributor. Silicon Gaming and Silicon Gaming - Mississippi are required to periodically submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require. The Company and Silicon Gaming - Mississippi have received the various registrations, approvals, permits and licenses in order to engage in manufacturing and distribution as presently conducted in Mississippi. Such licenses, registrations and approvals are not transferable and must be renewed periodically.

     Similar to Nevada, the Mississippi Commission may investigate and find suitable any individual who has a material relationship to, or material involvement with, the Company or Silicon Gaming - Mississippi, including record or beneficial holders of any of the voting securities of the Company, holders of debt obligations, and officers, directors and employees of the Company and Silicon Gaming - Mississippi. Silicon Gaming - Mississippi is required to maintain a current stock ledger in Mississippi that may be examined by the Mississippi Commission at any time. The Company believes that all required findings of suitability currently required have been applied for or obtained. Any applicant for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

     The Mississippi Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. The Mississippi Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Mississippi Commission for a finding of suitability. The Mississippi Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a Registered Corporation's common stock. Under certain circumstances, an "institutional investor," as defined by Mississippi Commission policy, which acquires not more than 15% of the Registered Corporation's voting securities may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

     The Company may not make a public offering of its securities without the approval of the Mississippi Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes.

     If it were determined that the Mississippi Act was violated by Silicon Gaming - Mississippi, the licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures, which action, if taken, could materially adversely affect the Company's manufacturing and distribution.

     FEDERAL REGULATION. The Federal Gambling Devices Act of 1962 (the "Federal Gambling Act") makes it unlawful, in general, for a person to manufacture, deliver, or receive gaming machines, gaming machine type devices and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. We are required to register and renew our registration annually. We have complied with such registration requirements. In addition, various record keeping equipment identification requirements are imposed by the Federal Gambling Act. Violation of the Federal Gambling Act may result in seizure and forfeiture of the equipment, as well as other penalties.

     NATIVE AMERICAN GAMING. Gaming on Native American lands, including the terms and conditions under which gaming equipment can be sold or leased to Native American tribes, is or may be subject to regulation under the laws of the tribes, the laws of the host state, the Indian Gaming Regulatory Act of 1988 ("IGRA"), which is administered by the National Indian Gaming Commission (the "NIGC") and the Security of the U.S. Department of the Interior, and also may be subject to the provisions of certain statutes relating to contracts with Native American tribes, which are administered by the U.S. Department of the Interior. As a precondition to gaming involving gaming machines, IGRA requires that the tribe and the state have entered into a written agreement (a "tribal-state compact") that specifically authorizes such gaming, and that has been approved by the U.S. Department of the Interior, with notice of such approval published in the Federal Registrar. Tribal-state compacts vary from state to state. Many require that equipment suppliers meet ongoing registration and licensing requirements of the state and/or the tribe and some impose background check requirements on the officers, directors, and shareholders of gaming equipment supplies. Under IGRA, tribes are required to regulate all commercial gaming under ordinances approved by the NIGC. Such ordinances may impose standards and technical requirements on gaming hardware and software, and may impose registration, licensing and background check requirements to gaming equipment suppliers and their officers, directors, and shareholders.

     APPLICATION OF FUTURE OR ADDITIONAL REGULATORY REQUIREMENTS. In the future, we intend to seek the necessary registrations, licenses, approvals and findings of suitability for us, our products and our personnel in other U.S. and foreign jurisdictions in which we identify significant sales potential for our product. However, there can be no assurance that such registrations, licenses, approvals or findings of suitability will be obtained and will not be revoked, suspended or conditioned or that we will be able to obtain the necessary approvals for our future products as they are developed in a timely manner, or at all. If a registration, license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products for use in the respective jurisdiction or may be required to sell our product through other licensed entities at a reduced profit.

                               SELLING SHAREHOLDER

     On November 24, 1999, we issued 39,750 shares of Series D Convertible Redeemable Preferred Stock ("Series D Preferred Stock") and a warrant (the "Series E Warrant") to purchase 60,807.731 shares of Series E Convertible Redeemable Preferred Stock ("Series E Preferred Stock") to B III Capital Partners L.P., pursuant to a Restructuring Agreement as of the same date. Each share of Series D Preferred Stock is convertible into 4,384.53149701 shares of common stock. No additional consideration is payable upon exercise of the Series D Preferred Stock. The Series E Warrant is exercisable for up to 60,807.731 shares of Series E Preferred Stock. The Series E Warrant is exercisable only to the extent that Exchange Warrants are actually exercised. SEE "DESCRIPTION OF SECURITIES - SERIES E WARRANT, AND EXCHANGE WARRANTS" Upon exercise of the Series E Warrant, the holder must pay $.01 for each share of Series E Preferred Stock. Each share of Series E Preferred Stock is convertible into 1,000 shares of common stock. No additional consideration is payable upon conversion of the Series E Preferred Stock. This prospectus covers shares of common stock that may be acquired by the selling shareholder upon conversion of the Series D and Series E Preferred Stock.

     The following table provides information as of April 19, 2000, with respect to the common stock beneficially owned by the selling shareholder. For purposes of the information set forth in this table we assume that all of the shares of Series D and Series E Preferred Stock are converted. We believe that B III has sole voting and investment power with respect to the respective shares of common stock set forth opposite its name. The shares of common stock offered by this prospectus may be offered from time to time by B III or its nominees.

     B III Capital Partners, L.P. is a Delaware limited partnership of which DDJ Capital III, LLC is the general partner. The manager of DDJ Capital III, LLC is DDJ Capital Management, LLC. The address of B III Capital Partners, L.P. is c/o DDJ Capital Management, LLC, 141 Linden Street, Wellesley, MA 02181.


Total Shares Common Stock
Outstanding as of  June 21, 2000            30,978,831

                NUMBER OF SHARES                  NUMBER OF SHARES               PERCENT
                  BENEFICIALLY      NUMBER OF       BENEFICIALLY      PERCENT    OF ALL
                 OWNED PRIOR TO    SHARES BEING     OWNED AFTER      OF COMMON   COMMON
                  THE OFFERING       OFFERED        THE OFFERING       STOCK     STOCK
                  ------------       -------        ------------       -----     -----
B III Capital
Partners L.P.      1,066,460*      235,092,858       1,066,460*         **        **

----------
* To comply with applicable gaming laws, if B III seeks to convert shares of Series D Preferred Stock that would, following such conversion, cause B III to own in excess of 4.9% of the outstanding common stock of the company such conversion requires 65 days notice to the company. In addition, conversion of Series D Preferred Stock may require DDJ and B III to seek prior approval or make certain prior filings with certain state gaming authorities. Further, ownership of such shares of Common Stock may subject DDJ and B III to regulatory approval under applicable state gaming control laws. Neither B III nor DDJ has sought or received such approval or made filings to permit such conversion. Currently, the Series E Warrant is not exercisable and B III does not hold any shares of Series E Preferred Stock. This number includes 625,000 shares of common stock issuable upon exercise of warrants issued to B III in September 1997 and July 1998. On September 30, 1997, in connection with its purchase of Senior Discount Notes from the Company in a private placement, B III acquired for cash warrants to purchase 375,000 shares of common stock. Each warrant is currently exercisable to purchase one share of common stock of the Company at an exercise price of $.56256 per share, subject to adjustment. The exercise price was reset pursuant to an amendment to the Securities Purchase Agreement dated September 30, 1997. These warrants are exercisable for a five-year period beginning six months following the date of issuance. On July 8, 1998, in connection with its purchase of Senior Discount Notes from the Company in a private placement, B III acquired for cash warrants to purchase 250,000 shares of common stock. Each warrant is exercisable to purchase one share of common stock of the Company at an exercise price of $.56256 in cash per share, subject to adjustment. The warrants are exercisable for a five year period beginning six months following the date of issuance. The warrants were purchased pursuant to an amendment to the Securities Purchase Agreement dated September 30, 1997. The original exercise price of the warrants to purchase 375,000 shares of common stock, issued on September 30, 1997, was $15.4375. The exercise price was adjusted to $8.00 pursuant to the Amended and Restated Warrant Agreement, dated July 8, 1998. The original exercise price of the warrants to purchase 250,000 shares of common stock, issued on July 8, 1998, was $8.00. The exercise price for all of the warrants was automatically adjusted on July 15, 1999, to 120% of the average of the closing bid and ask price as reported on the OTC Bulletin Board.

**This represents less than 1% of the outstanding common stock, assuming all Series D and Series E Preferred Stock are converted into shares of common stock, and all warrants that might be issued in the exchange offer are exercised.

                              PLAN OF DISTRIBUTION

     The sale or distribution of the shares registered by this prospectus may be effected directly to purchasers by the selling shareholder as principal or through one or more underwriters, brokers, dealers or agents from time to time. Such sale or distribution may occur by one or more of the following transactions (which may involve crosses or block transactions):

     -    on any exchange or in the over-the-counter market,

     -    in transactions other than in the over-the-counter market, or

     - through the writing of options (whether such options are listed on an options exchange or otherwise), or settlement of short sales.

     Any of the transactions listed above may be made at market prices prevailing at the time of sale or otherwise or at negotiated or fixed prices, in each case as determined by the selling shareholder or by agreement between the selling shareholder and underwriters, brokers, dealers, or agents, or purchasers. If the selling shareholder effects such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents may receive compensation in the form of customary or other discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares for whom they may act as agent The selling shareholder and any brokers, dealers or agents that participate in the distribution of the shares may be deemed to be underwriters, and any profit on the sale of shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers.

     We pay all of the expenses incident to the registration, offering and sale of the shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholder and any underwriters against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the shares by the selling shareholder.

     We have agreed to use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the later of twenty-four months following the date such registration statement is declared effective by the SEC or the date on which the shares held by or issuable to B III or its permitted transferee, may be sold under Rule 144(k) of the Securities Act, provided that we first provide such holder with an opinion of counsel to such effect.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling shareholder. We will not receive any proceeds from the conversion of any shares of Series D Preferred Stock into shares of common stock. We will receive up to $608.71 for the exercise of the Series E Warrant. We will not receive any proceeds from the conversion of any shares of Series E Preferred Stock into shares of common stock.

                            DESCRIPTION OF SECURITIES

     COMMON STOCK. We are authorized to issue up to 750,000,000 shares of common stock, par value $.001 per share. Each share of common stock entitles the holder to one vote in matters in which shareholders are eligible to vote.

     SERIES D PREFERRED STOCK. The rights, preferences, privileges and limitations of the Series D Preferred Stock are set forth in a Certificate of Determination filed with the Secretary of State of California as of November 24, 1999. The Series D Preferred Stock have rights to receive dividends when, as and if declared by the board of directors. Dividends may not be paid on any other capital stock junior to the Series D Preferred Stock prior to an equal dividend payment to the holders of the Series D Preferred Stock. Currently, the Series A1 Preferred Stock, Series B1 Preferred Stock, common stock and Series E Preferred Stock are all considered junior to the Series D Preferred Stock; however, at this time there are no outstanding shares of Series A1 Preferred Stock, Series B1 Preferred Stock or Series E Preferred Stock. The Series D Preferred Stock may be converted into shares of common stock at a conversion rate of 4,384.53149701 shares of common stock, subject to adjustment, for each share of Series D Preferred Stock. The holders of the Series D Preferred Stock are not required to pay any additional consideration in order to convert their shares into shares of common stock.

     The Series D Preferred Stock has a liquidation preference to the common stock and the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up, each share of Series D Preferred Stock is entitled to receive out of the assets available for distribution, on a pro-rata basis, 100% of any proceeds up to the first $20 million in aggregate amount, and a formula-based percentage of any proceeds in excess of $20 million in aggregate amount the remainder of which would be available for distribution to the holders of any capital stock junior to the Series D Preferred Stock.

     The Series D Preferred Stock may be redeemed at any time. In the event of a Change of Control (as that term is defined in the Certificate of Determination for the Series D Preferred Stock), the holders of a majority of the outstanding shares of the Series D Preferred Stock may require the company to redeem the shares. The shares may be redeemed at the greater of the liquidation preference stated above, or the fair market value of the common stock into which the shares of Series D Preferred Stock could then be converted. If the holders of the Series D Preferred Stock exercise their right to require redemption of their shares of Series D Preferred Stock upon a Change of Control the redemption price is the greater of the liquidation preference set forth above or the fair market value of the common stock into which the shares of Series D Preferred Stock could then be converted. No sinking fund is required for the redemption of the

Series D Preferred Stock. The holders of the Series D Preferred Stock are not required to convert their shares into common stock in order to receive the benefit of the liquidation preference or a redemption upon a Change of Control. There is no restriction on the repurchase or redemption of Series D Preferred Stock while there is any arrearage in the payment of dividends.

     The Series D Preferred Stock are non-voting securities. However, the holders of the Series D Preferred Stock will have the right to vote the number of shares of common stock into which all of such holders' shares of Series D Preferred Stock are convertible, as a class with the other holders of common stock, but not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series D Preferred Stock held by such holder and such holder has complied with any filing requirements prerequisite to such holders' conversion of all of the shares of Series D Preferred Stock held by such holder. We are subject to the gaming laws and the gaming authorities of the various jurisdictions in which we operate. The gaming laws and the gaming authorities of those jurisdictions generally require a gaming license, a finding of suitability, or some form of approval for any one party who holds a large percentage of the outstanding voting stock of a gaming company. B III does not currently hold a gaming license in any state in which we are subject to gaming laws, nor has it received a finding of suitability or other approval in any of those jurisdictions. It is our belief that B III has no current intention to seek any such license, finding of suitability, or other approval in any jurisdiction in which we operate. There can be no assurance, however, that B III or any subsequent holder of the Series D Preferred Stock will not seek such license, finding of suitability, or other approval in the future.

     The Series D Preferred Stock does not have preemptive rights. The Series D Preferred Stock, as issued to B III, is fully paid and non-assessable. The Series D Preferred Stock is not registered and is considered a "restricted security" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. The Series D Preferred Stock may not be transferred unless it has first been registered under applicable securities laws or there exists an exemption from registration for such transfer.

     So long as at least 100 shares of Series D Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of Series D Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to or pari passu with the Series D Preferred Stock, the Series E Preferred Stock, the Amended Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction which would constitute or have the effect of a change of control.

     These restrictions could delay, defer, or prevent a change in control.

     SERIES E PREFERRED STOCK. The rights, preferences, privileges and limitations of the Series E Preferred Stock are set forth in a Certificate of Determination filed with the Secretary of State of California as of November 24, 1999. The Series E Preferred Stock have rights to receive dividends when, as and if declared by the board of directors. Dividends may not be paid on any other capital stock junior to the Series E Preferred Stock prior to an equal dividend payment to the holders of the Series E Preferred Stock. Currently, the Series A1 Preferred Stock, Series B1 Preferred Stock, and the common stock are all considered junior to the Series E Preferred Stock. The Series D Preferred Stock is considered senior to the Series E Preferred Stock; however, at this time there are no outstanding shares of Series A1 Preferred Stock or Series B1 Preferred Stock. The Series E Preferred Stock may be converted into shares of common stock at a conversion rate of 1,000 shares of common stock, subject to adjustment, for each share of Series E Preferred Stock. The holders of the Series E Preferred Stock are not required to pay any additional consideration in order to convert their shares into shares of common stock.

     The Series E Preferred Stock may be redeemed at any time. In the event of a Change of Control (as such term is defined in the Certificate of Determination for the Series E Preferred Stock), the holders of a majority of the outstanding shares of the Series E Preferred Stock may require the company to redeem the shares. No sinking fund is required for the redemption of the Series E Preferred Stock. There is no restriction on the repurchase or redemption of Series E Preferred Stock while there is any arrearage in the payment of dividends. The Series E Preferred Stock does not have a liquidation preference to the common stock.

     The Series E Preferred Stock are non-voting securities. However, the holders of the Series E Preferred Stock will have the right to vote the number of shares of common stock into which all of such holders' shares of Series E Preferred Stock are convertible, as a class with the other holders of common stock, but not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series E Preferred Stock held by such holder and such holder has complied with any filing requirements prerequisite to such holders' conversion of all of the shares of Series E Preferred Stock held by such holder. We are subject to the gaming laws and the gaming authorities of the various jurisdictions in which we operate. The gaming laws and the gaming authorities of those jurisdictions generally require a gaming license, a finding of suitability, or some form of approval for any one party who holds a large percentage of the outstanding voting stock of a gaming company. B III does not currently hold a gaming license in any state in which we are subject to gaming laws, nor has it received a finding of suitability or other approval in any of those jurisdictions. It is our belief that B III has no current intention to seek any such license, finding of suitability, or other approval in any jurisdiction in which we operate. There can be no assurance, however, that B III or any subsequent holder of the Series E Preferred Stock will not seek such license, finding of suitability, or other approval in the future.

     The Series E Preferred Stock does not have preemptive rights. The Series E Preferred Stock, if and when issued in accordance with the terms and provisions of the Series E Warrants, will be fully paid and non-assessable. The Series E Preferred Stock is not registered and is considered a "restricted security" as that term is defined in Rule 144 of the Securities Act of 1933, as amended. The Series E Preferred Stock may not be transferred unless it has first been registered under applicable securities laws or there exists an exemption from registration for such transfer.

     So long as at least 100 shares of Series E Preferred Stock remain outstanding, without the prior written consent of the then holders of a majority of the outstanding shares of Series E Preferred Stock, we are restricted from, among other actions:

     (1)  issuing any dividends on our outstanding securities;

     (2) issuing any capital stock or debt with a preference to or pari passu with the Series D Preferred Stock, the Series E Preferred Stock, the Amended Notes or the New Notes;

     (3) issuing any additional capital stock other than capital stock contemplated by the Restructuring; or

     (4) merging or consolidating with any other entity, or entering into any transaction which would constitute or have the effect of a change of control.

     These restrictions could delay, defer, or prevent a change in control.

     SERIES E WARRANTS. The Series E Warrants issued to B III are not immediately exercisable upon issuance. The number of Series E Warrants that are exercisable is based on the number of Exchange Warrants actually exercised as a percentage of the number of Exchange Warrants issued. The actual exercise of Exchange Warrants triggers the exercisability of the Series E Warrants. To the extent that Exchange Warrants are actually exercised, a portion of the Series E Warrant becomes exercisable according to the following formula:

The number of shares of common stock for which Exchange Warrants are exercised, divided by,
(3.59662 multiplied by the total number of Exchange Warrants issued in the exchange offer)

The Series E Warrants, or portions thereof that become exercisable, may be exercised for up to 180 days following the date they become exercisable, after which time, if not exercised, they terminate. However, if the portion of the Series E Warrant that becomes exercisable is for fewer than 100 shares of Series E Preferred Stock, it will remain exercisable for an additional 180 days before it terminates. No Series E Warrant may be exercised after the earlier of (i) the close of business on the 180th day after the fourth anniversary of its issue date, or (ii) the date that the warrant is exercised. The Series E Warrants are, in the aggregate, exercisable for up to 60,807.731 shares of Series E Preferred Stock. The only Series E Warrants outstanding are the 60,807.731 Series E Warrants issued to B III as a part of the Restructuring. The Series E Warrants are exercisable at an exercise price of $0.01 per share. The warrant exercise price is not subject to adjustment. There can be no assurance that the Series E Warrants will be exercised in whole or in part, at any time, or from time to time.

     EXCHANGE WARRANTS. Each of the Exchange Warrants to be issued as part of the proposed exchange offer will be exercisable for 3.59662 additional shares of common stock, subject to adjustment. The exercise price of the Exchange Warrants is $0.1528 per share. In addition, the Exchange Warrants are only exercisable after the first anniversary of issuance and will terminate four years from their issuance, if not otherwise terminated prior to that time. If the share price of the Company's common stock, as reported on the Nasdaq National Market or a national securities exchange, exceeds $0.2346 per share for twenty consecutive trading days, the holders of the Exchange Warrants would have 180 days to exercise the Exchange Warrants or they would automatically expire. This provision is not effective while the common stock is trading on the OTCBB or during the first two years following issuance of the Exchange Warrants. The actual exercise of Exchange Warrants triggers the exercisability of the Series E Warrants. To the extent that Exchange Warrants are actually exercised, a portion of the Series E Warrant becomes exercisable according to the following formula:

The number of shares of common stock for which Exchange Warrants are exercised, divided by,
(3.59662 multiplied by the total number of Exchange Warrants issued in the exchange offer)

See "Description of Securities - Series E Warrants".

                                  LEGAL MATTERS

     Certain legal matters have been being passed upon for us by Squire, Sanders & Dempsey, LLP, Phoenix, Arizona 85004.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. .

                              SILICON GAMING, INC.
                      CONSOLIDATED PRO FORMA BALANCE SHEET
                              As of March 31, 2000
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   MARCH 31,
                                                                     2000       ADJUSTMENT   PRO FORMA
                                                                   ---------    ----------   ---------
                                     ASSETS
CURRENT ASSETS:
    Cash and equivalents .....................................     $    837      $  11653       $ 12490
    Short-term investments
    Accounts receivable (net of allowances of $1,044 in
     2000 and $1,169 in 1999) ................................         1963                        1963
    Inventories ..............................................         5801                        5801
    Prepaids and other .......................................          834                         834
          Total current assets ...............................         9435         11653         21088
                                                                   --------      --------      --------
PROPERTY AND EQUIPMENT, NET ..................................         3313          3313
OTHER ASSETS, NET ............................................          299                         299
                                                                   --------      --------      --------
TOTAL ASSETS .................................................     $  13047      $  11653      $  24700
                                                                   ========      ========      ========

               LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
    Accounts payable .........................................     $   1252                    $   1252
    Accrued liabilities ......................................         1545                        1545
    Deferred revenue .........................................         1131                        1131
    Line of credit
    Current portion of long-term obligations .................         1152                        1152

Total Current Liabilities ....................................         5080                        5080
OTHER LONG-TERM LIABILITIES ..................................         1609                        1609
LONG-TERM OBLIGATIONS ........................................        10379                       10379
LONG-TERM ACCRUED INTEREST ...................................         5777                        5777

                            SHAREHOLDER'S DEFICIENCY

Common Stock, $.01 PAR VALUE; 750,000,000 shares
 authorized; 421,709,324 outstanding pro forma
 Preferred Stock, $.001 par value; ...........................        64123         31418         95541
Preferred Stock, $.001 par value; 6,884,473 shares
 authorized, -0- outstanding .................................        20000        (20000)            0
Warrants .....................................................         5542                        5542
Notes receivable from shareholders ...........................         (344)          235          (109)
Deferred stock compensation ..................................        (4355)                      (4355)
Accumulated deficiency .......................................       (94764)                     (94764)
          Total shareholders' deficiency .....................        (9498)        11653          1855
                                                                   --------      --------      --------
          TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY .....     $  13047      $  11418      $  24700
                                                                   ========      ========      ========

Book value per common share ..................................     $ (0.316)                   $ (0.004)

                  See Notes to Pro Forma Financial Statements

                              Silicon Gaming, Inc.
                     Notes to Pro Forma Financial Statements

1.   Basis for Presentation

     The pro forma balance sheets of Silicon Gaming, Inc. present the pro forma effects of:

* the issuance of 55,105,041 shares of common stock upon exercise of 15,321,431 Exchange Warrants at an exercise price of $0.1528 per share;

* the issuance of 60,807.731 shares of Series E Preferred Stock upon exercise of the Series E Warrant at an exercise price of $0.01 per share, and the subsequent conversion of the 60,807.731 shares of Series E Preferred Stock into 60,807,731 shares of common stock for no additional consideration;

* the issuance of 174,285,127shares of common stock upon conversion of the 39,750 shares of outstanding Series D Preferred Stock for no additional consideration; and

* the issuance of 116,190,084 shares of common stock under the 1999 Long Term Compensation Plan.

All of the above are based on the following assumptions:

* All of the events set forth above occurred or were consummated on the first day of each period presented in the pro forma balance sheet.

* All Exchange Warrants are issued and exercised for cash at the initial exercise price of $0.1528 per share of common stock for an aggregate total of proceeds to the Company of $8,420,050. The Exchange Warrants may be exercised without paying cash by the holder electing to use a "cashless exercise". Holders of Exchange Warrants may exercise those warrants by either paying with shares of common stock held, or, electing to receive fewer shares of common stock for the exercise of the warrant. For example, if the common stock is trading at $.3056 per share, a holder of an Exchange Warrant exercisable for 100 shares could elect to use the value of 50 of those shares as consideration for the exercise of the warrant and receive a net of 50 shares, for no cash consideration, and the Exchange Warrant would be considered exercised in full.

* The Series E Warrant was exercised in full for proceeds to the Company of $608.07.

* Of the 116,190,084 shares of common stock available under the 1999 Long Term Compensation Plan:

     (1) The promissory notes issued as consideration for the 15,657,490 shares of restricted stock issued on November 24, 1999, for an aggregate total of proceeds to the Company of $234,862, are paid in full;

     (2) 85,090,042 shares were issued upon exercise of options granted under the plan at an exercise price of $0.0075; and

     (3) 15,442,102 shares were issued upon exercise of options, or purchase of common stock, at a price of $0.1528 per share (the Company is unable to estimate with any accuracy the exercise price at which any of the options to purchase common stock remaining in the 1999 Long Term Compensation Plan will be issued, and is using the exercise price of the Exchange Warrants for purposes of this calculation. The actual exercise prices may be higher or lower resulting in a difference in possible proceeds to the Company.);

          for an aggregate total of proceeds to the Company of $3,232,590. The options may be exercised without paying cash by the holder electing to use a "cashless exercise". Holders of options issued under the 1999 Long Term Compensation Plan may exercise those options by either paying with shares of common stock held, or, electing to receive fewer shares of common stock for the exercise of the option through a "cashless exercise". For example, if the common stock is trading at $0.30 per share, and a holder's options are exercisable at a price of $0.15 per share, a holder of an option exercisable for 100 shares could elect to use the value of 50 of those shares as consideration for the exercise of the option and receive a net of 50 shares, for no cash consideration, and the option would be considered exercised in full.

* The numbers provided do not include an offset of accumulated offering costs against net proceeds.

Because of these assumptions the pro forma financial data presented in the pro forma balance sheet and statement of operations may not be indicative of future events. There can be no assurance

*    that we will receive any proceeds from the exercise of Exchange Warrants;

* that we will receive any proceeds from the exercise of options issued under the 1999 Long Term Compensation Plan;

*    that the Series E Warrant, or any portion of it, will ever be exercised;

* that the Series E Preferred Stock, if ever issued, will ever be converted into shares of common stock;

* that any of the shares of Series D Preferred Stock will ever be converted into shares of common stock; or

* that the promissory notes issued to the Company as consideration for restricted stock issued under the 1999 Long Term Compensation Plan will ever be paid in full.

                        PRO FORMA STATEMENT OF OPERATIONS

     The impact of the Restructuring on our Statements of Operations has been a decrease in our interest payments as a result of the cancellation of $37.25 million in Senior Discount Notes. The effect of that cancellation is reflected in the financial statements provided in our Form 10-K for the fiscal year ended December 31, 1999, and in our Form 10-Q for the Three-Month Period ended March 31, 2000. Our Form 10-K for the fiscal year ended December 31, 1999, and our Form 10-Q for the Three-Month Period ended March 31, 2000, were filed with the SEC. The issuance of the Exchange Warrants, the issuance of common stock upon exercise of the Exchange Warrants, the exercise of the Series E Warrant and the subsequent conversion of the Series E Preferred Stock into shares of common stock, the conversion of the Series D Preferred Stock, and the issuance of common stock under the 1999 Long Term Compensation Plan would not have an effect on our statements of operations other than to significantly decrease the "Net Loss per Share" amount without any increase in actual revenues, or decrease in actual loss. The proceeds to the Company, if any, from any exercise of the Exchange Warrants or the Series E Warrants, or the exercise of any options issued under the 1999 Long Term Compensation Plan, or the sale of common stock under the 1999 Long Term Compensation Plan, would not contribute to the revenues of the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company had a Deficiency of Earnings to cover Fixed Charges, as that term is defined under Item 503(d) of Regulation S-K, as follows:

     1.   For the fiscal year ended December 31, 1998              $(31,409,000)

     2.   For the fiscal year ended December 31, 1999              $(16,840,000)

     3.   For the Three-Month Period ended March 31, 2000           $(2,633,000)

For the periods stated above, the Company had net losses of $37,670,000, $11,765,000 and $2,729,000, respectively. The "Fixed Charges", as that term is defined under Instruction number 1(A) to Item 503(d) of Regulation S-K, for each of those periods was less than the net losses, and as a result, the Company 's "Earnings", as that term is defined under Item 503(d)(C) for the fiscal year ended December 31, 1998, the fiscal year ended December 31, 1999, and the Three-Month Period ended March 31, 2000, was less than zero.

     On a pro forma basis, the Ratio of Earnings to Fixed Charges for the same periods would remain unchanged. As stated above under Pro Forma Statements of Operations, the effect of the cancellation of $39.75 million in Senior Discount Notes as a result of the Restructuring completed in November of 1999 is reflected in the financial statements for the Company for the fiscal year ended December 31, 1999, including our balance sheets and statements of operations, provided in our Form 10-K for the fiscal year ended December 31, 1999 and our Form 10-Q for the Three-Month Period ended March 31, 2000. The proceeds to the Company, if any, from any exercise of the Exchange Warrants or the Series E Warrants, or the exercise of any options issued under the 1999 Long Term Compensation Plan, or the sale of common stock under the 1999 Long Term Compensation Plan, would not contribute to the "Earnings" of the Company, or reduce "Fixed Charges."

======================================    ======================================

WE HAVE NOT  AUTHORIZED  ANY PERSON TO
MAKE A  STATEMENT  THAT  DIFFERS  FROM
WHAT  IS IN  THIS  PROSPECTUS.  IF ANY
PERSON  DOES  MAKE  A  STATEMENT  THAT
DIFFERS   FROM   WHAT   IS   IN   THIS
PROSPECTUS, YOU SHOULD NOT RELY ON IT.
THIS  PROSPECTUS  IS NOT AN  OFFER  TO            SILICON GAMING, INC.
SELL,  NOR IS IT  SEEKING  AN OFFER TO
BUY, THESE  SECURITIES IN ANY STATE IN
WHICH   THE   OFFER  OR  SALE  IS  NOT
PERMITTED.  THE  INFORMATION  IN  THIS
PROSPECTUS IS COMPLETE AND ACCURATE AS
OF ITS DATE, BUT THE  INFORMATION  MAY
CHANGE AFTER THAT DATE.

          Table of Contents
                                                235,092,858 SHARES OF
Where You Can Find More                              COMMON STOCK
  Information.......................2
The Offering........................3
The Company.........................4
Risk Factors.......................10
Gaming Regulations ................15
Selling Shareholder................23               _______ __, 2000
Plan Of Distribution...............24
Use Of Proceeds....................25
Description of Securities .........25
Legal Matters......................29
Experts............................29
Consolidated Pro Forma Balance
Sheet..............................30

======================================    ======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                SEC Registration Fee               $18,427
                Legal Fees                         $15,000
                Accounting Fees                    $ 5,000
                                                   -------
                         Total                     $38,427
                                                   =======

     The Company will pay all expenses of registration, issuance and distribution of the shares being sold by the selling shareholder, including reasonable out-of-pocket expenses and up to $10,000 in fees and expenses of counsel to the selling shareholder but excluding any underwriting commissions and discounts, filing fees and transfer or other taxes, which shall be borne by the selling shareholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 204(a) of the California Corporation Law, the Company's Articles of Incorporation eliminate a director's personal liability to the Registrant for monetary damages, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders and (v) acts or omissions that constitute an unexercised patter of inattention that amounts to an abdication of the director's duty to the Company or its shareholders. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as injunctive relief or other forms of non-monetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Articles of Incorporation and Bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act of the Exchange Act. The Company has entered into Indemnification Agreements with its directors and executive officers.

     These indemnification provisions and the indemnification agreements between the Company and its officers and directors may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Stockholders Agreement (Exhibit 4.4) provides for indemnification by the selling shareholder of the Company and its officers and directors and indemnification by the Company of the selling shareholder and its officers and directors for certain liabilities arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification is being sought.

ITEM 16.  EXHIBITS

The following exhibits are filed with this Registration Statement:

4.1 Amended and Restated Articles of Incorporation of the Company are incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 22, 1997 (File No. 333-34183)

4.2 Certificate of Amendment of the Articles of Incorporation of the Company is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2000

4.3 Bylaws of the Company are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 24, 1996, as amended by Form 10-A Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 1996 (File No. 0- 28294)

4.4 Stockholders Agreement, by and among the Company, B III Capital Partners L.P., and other shareholders of the Company, dated as of November 24, 1999 (1)

4.5 Amendment No. 2 to Securities Purchase Agreement, by and between the Company and B III Capital Partners L.P., dated as of September 30, 1997
       (1)

4.6 Certificate of Determination for Series D Preferred Stock dated as of November 24, 1999 (1)

4.7 Certificate of Determination for Series E Preferred Stock dated as of November 24, 1999 (1)

4.8    Series E Warrant Agreement dated as of November 24, 1999 (1)

4.9 Form of Senior Discount Notes due November 24, 2004 dated as of November 24, 1999 (1)

4.10 Securities Purchase Agreement by and between the Company and B III Capital Partners L.P., dated as of November 24, 1999 (1)

10.1 Restructuring Agreement by and between the Registrant and B III Capital Partners, L.P., a Delaware partnership, dated November 24, 1999 (1)

10.2   1999 Long Term Compensation Plan (1)

5      Opinion of legality

23.1   Consent of Counsel (included in Exhibit 5)

23.2   Consent of Independent Auditors

----------
(1) Incorporated by reference to exhibits in the Registrants' Form 8-K filed with the Securities and Exchange Commission on November 24, 1999.

ITEM 17. UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the

Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on June 23, 2000.

                                     SILICON GAMING, INC.

                                     /s/ Andrew S. Pascal
                                     ------------------------------
                                     By: Andrew S. Pascal
                                     Its: President and Chief Executive Officer,
                                          Acting Chief Financial Officer and
                                          Secretary

                        SIGNATURES AND POWER OF ATTORNEY

         The officers and directors of Silicon Gaming, Inc. whose signatures appear below, hereby constitute and appoint Andrew S. Pascal as their true and lawful attorney-in-fact and agent, with full power of substitution, with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-2, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                Title                         Date
---------                                -----                         ----

/s/ Andrew S. Pascal          President, Chief Executive           June 23, 2000
--------------------------    Officer, Acting Chief Financial
Andrew S. Pascal              Officer, Secretary and Director
                              (Principal Executive Officer,
                              Principal Financial and Accounting
                              Officer)

/s/ Robert Reis               Director                             June 23, 2000
--------------------------
Robert Reis


/s/ Stanford Springel         Director                             June 23, 2000
--------------------------
Stanford Springel

                                  EXHIBIT INDEX

4.1 Amended and Restated Articles of Incorporation of the Company are incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 22, 1997 (File No. 333-34183)

4.2 Certificate of Amendment of the Articles of Incorporation of the Company is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2000

4.3 Bylaws of the Company are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 24, 1996, as amended by Form 10-A Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 1996 (File No. 0- 28294)

4.4 Stockholders Agreement, by and among the Company, B III Capital Partners L.P., and other shareholders of the Company, dated as of November 24, 1999 (1)

4.5 Amendment No. 2 to Securities Purchase Agreement, by and between the Company and B III Capital Partners L.P., dated as of September 30, 1997
       (1)

4.6 Certificate of Determination for Series D Preferred Stock dated as of November 24, 1999 (1)

4.7 Certificate of Determination for Series E Preferred Stock dated as of November 24, 1999 (1)

4.8    Series E Warrant Agreement dated as of November 24, 1999 (1)

4.9 Form of Senior Discount Notes due November 24, 2004 dated as of November 24, 1999 (1)

4.10 Securities Purchase Agreement by and between the Company and B III Capital Partners L.P., dated as of November 24, 1999 (1)

10.1 Restructuring Agreement by and between the Registrant and B III Capital Partners, L.P., a Delaware partnership, dated November 24, 1999 (1)

10.2   1999 Long Term Compensation Plan (1)

5      Opinion of legality

23.1   Consent of Counsel (included in Exhibit 5)

23.2   Consent of Independent Auditors

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(1)  Incorporated by reference to exhibits in the Registrants' Form 8-K filed with the Securities and Exchange Commission on November 24, 1999.